O’Melveny & Myers LLP	T: +86 10 6563 4200
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People’s Republic of China

August 10, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. CIK No. 0001944552 Registration Statement on Form F-1 (File No. 333-273465)

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Furthermore, in compliance with the filing procedures mandated by the China Securities Regulatory Commission (“CSRC”), the Company has amended the necessary disclosures. The CSRC published a notification regarding the successful completion of the required filing procedures for this offering on August 7, 2023.

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly hereafter, and request that the Staff declare the effectiveness of the Registration Statement on or before August 17, 2023. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

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Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

If you have any questions regarding the Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

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